

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

GFI Securities LLC
December 31, 2018
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
0-19982

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFI Securities LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
55 Water Street

                                                   (No. and street)

New York   NY   10041

         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay   212-294-7849

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

                               (Name – *if individual, state last, first, middle name*)

5 Times Square   New York   NY   10036-6530

         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☑   Certified Public Accountant

    ☐   Public Accountant

    ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to GFI Securities LLC (the "Company"), as of December 31, 2018, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Bisgay
Chief Financial Officer



Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report contains (check all applicable boxes):

- ☑ Facing Page.
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Consolidated Statement of Financial Condition.
- ☐ Consolidated Statement of Operations.
- ☐ Consolidated Statement of Cash Flows.
- ☐ Consolidated Statement of Comprehensive Income.
- ☐ Consolidated Statement of Changes in Members' Interest.
- ☑ Notes to Consolidated Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required By CFTC Regulation 1.16.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ Reconciliation of Amounts in Consolidated Financial Statements to Amounts of Amended Form Part II FOCUS.
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.
- ☐ Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Members and Management of GFI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2018 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.

February 28, 2019

GFI Securities LLC

Consolidated Statement of Financial Condition

December 31, 2018

(In Thousands)

Assets

Cash and cash equivalents	$	23,404
Receivables from clearing brokers		36,863
Accrued commissions receivable, net		8,750
Receivables from related parties		1,063
Other assets		323
Total assets	$	70,403

Liabilities and Members' Interest

Accrued compensation	$	15,105
Payables to related parties		9,494
Accounts payable and accrued liabilities		4,285
Total liabilities		28,884

Commitments, Contingencies and Guarantees (Note 3)

Members' interest:		
Controlling interests		41,455
Non-controlling interests		64
Total members' interest		41,519
Total liabilities and members' interest	$	70,403

See notes to consolidated statement of financial condition

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2018

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – GFI Securities LLC ("GFIS") and its subsidiaries (collectively the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services for securities and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions. The Company introduces trades to a number of clearing firms who clear them on a fully disclosed basis.

The Company is a Limited Liability Company which operates out of New York and an indirect, wholly-owned subsidiary of BGC Partners, Inc. ("BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("Cantor").

As of December 31, 2018, the Company owns approximately 95% of GFI Exchange Colombia S.A. and GFI Securities Colombia S.A., which are licensed and regulated by the Superintendencia Financiera de Colombia. The remaining interests are owned by other subsidiaries of BGC and represent the noncontrolling interest in the Company's consolidated statement of financial condition. All intercompany accounts and transactions have been eliminated.

Basis of Presentation – The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the Company's consolidated statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Clearing Brokers – Receivables from clearing brokers represent cash deposits with various clearing brokers to conduct ongoing clearance activities.

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Financial Assets and Liabilities – In accordance with Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company estimates fair values of financial instruments, such as derivative instruments, using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment in interpreting market data and, accordingly, changes in assumptions or in market conditions could adversely affect the estimates. The Company also discloses the fair value of its financial instruments in accordance with the fair value hierarchy as set forth by ASC 820-10.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Accrued Commissions Receivable, net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003 (the "Factoring Agreement"), the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company accounts for the transfer of the commissions receivable to the affiliate under the Factoring Agreement in accordance with ASC 860-10-40-5, *Transfers and Servicing*. ASC 860-10 requires that several conditions be met in order to present the transfer of accounts receivable as a sale. As the Company has isolated the transferred (sold) assets (commissions receivable); has the legal right to transfer the assets; and has sold the assets on a non-recourse basis, effectively relinquishing control of the assets, the Company qualifies for sale treatment. In addition, as a result of the Factoring Agreement, the Company does not generally record an allowance for doubtful accounts. See Note 4 – Related Party Transactions for further discussion.

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commissions – Commissions revenue is derived from securities and commodities, whereby the Company connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the service and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Company records a receivable between the trade-date and settlement date, when payment is received.

Principal Transactions – Principal transactions revenue are primarily derived from matched principal transactions, whereby the Company simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between buy and sell price of the brokered security. Principal transactions revenues are recognized on a trade date basis. Additionally, the mark-to-market on marketable securities that are classified as trading securities are recorded in principal transactions.

Interest Income – Interest income primarily represents interest derived from money market funds.

Income Taxes – Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Company's consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP ASC Topic 740, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's standalone operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has two subsidiaries that operate in a foreign jurisdiction and are subject to tax in that jurisdiction.

Equity-Based and Other Compensation – BGC provides compensation awards to certain employees of the Company in the form of company awards in BGC. The Company awards entitle the employees to participate in quarterly distributions of BGC's income. The Company records an expense for distributions. In addition, the Company grants rights to certain employees to exchange Company awards into shares of BGC Class A common stock.

The Company accounts for deferred cash compensation, which requires measurement of deferred compensation expense for non-equity-based awards based upon future amounts expected to be paid, and provides for recognition of compensation expense over the expected service period, net of estimated forfeitures. See Note 6 – Compensation for further information.

Foreign Currency Translation Adjustments and Transactions – Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at the period end rates of exchange, and revenue and expenses are translated at the average rates of exchange for the period.

Recent Accounting Pronouncements – In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. The ASU replaced certain previously existing revenue recognition guidance. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The Company adopted the new revenue recognition guidance on its required effective date of January 1, 2018 using the modified retrospective transition approach applied to contracts that were not completed as of the adoption date. The adoption of this guidance did not have a material impact on the Company's consolidated statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged.

1. General and Summary of Significant Accounting Policies (continued)

In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases*, to clarify how to apply certain aspects of the new leases standard. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842), Targeted Improvements*, which provides an additional (and optional) transition method to adopt the new leases standard. ASU 2018-11 also contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted. The Company has adopted the standards on their required effective date and is using the effective date as the date of initial application. As a result, pursuant to this transition method financial information was not updated and the disclosures required under the new leases standards were not provided for dates and periods before January 1, 2019. The new guidance provides a number of optional practical expedients to be utilized by lessees upon transition. Accordingly, the Company expects to elect the 'package of practical expedients,' which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The new standard also provides practical expedients for an entity's ongoing accounting as a lessee. The Company currently expects to elect the short-term lease recognition exemption for all leases that qualify. The Company also currently expects to elect the practical expedient to not separate lease and non-lease components for all of leases other than leases of real estate. The Company, acting primarily as a lessee, currently believes the most material effects of adoption will relate to the recognition of a new ROU asset and lease liability on its consolidated statement of financial condition for its real estate and equipment operating leases, and these impacts are expected to represent approximately 0.4 percent and 1.0 percent of the Company's December 31, 2018 Total assets and Total liabilities, respectively. See Note 3 - Commitments, Contingencies and Guarantees for additional information.

2. Derivative Instruments

During the year, the Company entered into principal transactions for futures products to facilitate customer trading activities or to engage in principal trading for the Company's account. As of December 31, 2018, the Company had long futures contracts of $93, which is included in Receivables from clearing brokers as futures contracts are settled daily.

2. Derivative Instruments (continued)

As of December 31, 2018, the Company had a total notional value of approximately $3,063,644 for derivative contracts. The fair value of these derivative contracts relates to transactions with one counterparty for which the legal right to offset exists under an enforceable netting agreement. These contracts are carried at fair value financial instruments and are classified within level 2 of the fair value hierarchy.

3. Commitments, Contingencies and Guarantees

Leases – The Company is obligated for minimum rental payments under various non-cancellable leases, principally for office space, expiring at various dates through 2024. As of December 31, 2018, the minimum lease payments under these arrangements are as follows:

	Minimum Lease Payments
Years Ending December 31,	
2019	97
2020	67
2021	64
2022	64
2023	64
2024	5
Total	$ 361

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses or expiring leases that have not yet been renewed as of December 31, 2018.

Guarantees – The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Company's consolidated statement of financial condition for these arrangements.

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

3. Commitments, Contingencies and Guarantees (continued)

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Company is involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with U.S. GAAP ASC Topic 450, *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Company is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed.

Risks and Uncertainties – The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange, and derivative markets in which the Company provides services.

In connection with the factoring of commissions receivable, it is generally required to make a variety of customary representations and warranties regarding both the Company itself and the commissions receivable being sold or transferred. The Company makes such representations and warranties in connection with the sale of its commissions receivable, and will continue to do so in the ordinary course of business. See Note 1– General and Summary of Significant Accounting Policies under Accrued Commissions Receivable, net for further information.

4. Related Party Transactions

Cantor and other affiliates provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, clearing, legal and technology services. For the year ended December 31, 2018, the Company was charged by affiliates for such services, for which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

4. Related Party Transactions (continued)

In addition, for the year ended December 31, 2018 the Company was charged for rent allocations, for which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

For the year ended December 31, 2018, the Company was allocated costs related to compensation awards to employees of the Company for which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

Pursuant to the Factoring Agreement, the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company sold commissions receivable of $56,145 for the year ended December 31, 2018. The cumulative difference between the contract value of receivables sold and the sales price to the affiliate at December 31, 2018 is included in Payables to related parties in the Company's consolidated statement of financial condition.

5. Income Taxes

As of December 31, 2018, the Company recorded a deferred tax asset of approximately $26 before a valuation allowance of approximately ($22). The deferred tax asset consists primarily of book-tax differences related to deferred compensation and net operating losses. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to the Company not being subject to US federal and state, and local tax.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction. There were no material unrecognized tax benefits as of December 31, 2018. For the year ended December 31, 2018, the Company did not accrue any interest or penalties related to uncertain tax positions. The federal tax return of the sole member is no longer subject to examination for years prior to 2015. The state and local tax returns of the sole member are no longer subject to examination prior to 2009.

6. Compensation

BGC provides company awards which may be granted exchangeability into Class A common stock on a one-for-one basis. The Company provides for the grant of deferred cash incentive compensation to eligible employees. At December 31, 2018, total unrecognized compensation cost related to deferred cash compensation prior to expected forfeitures was approximately $1,926 and is expected to be recognized over a weighted-average period of approximately two years.

7. Regulatory Requirements

As a registered introducing broker-dealer, GFIS is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. GFIS has elected to compute its net capital using the alternative method, which requires GFIS to maintain minimum net capital of $250, or 2% of aggregate debit balances. At December 31, 2018, GFIS's net capital was $12,225, which was $11,975 in excess of its required net capital.

GFIS is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. GFIS did not have any subordinated borrowings during the year ended December 31, 2018.

8. Market and Credit Risk

Credit risk – Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage its exposure to credit risk. The Company maintains a thorough credit approval process to limit exposure to counterparty risk and employs stringent monitoring to control the counterparty risk from its matched principal and agency businesses. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal credit rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Principal Transaction Risk – The Company executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. The Company generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

Market risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Company may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Company may have market risk exposure on these transactions. The Company's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked to market.

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

8. Market and Credit Risk (continued)

The Company attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Company's consolidated financial condition for any particular reporting period.

Operational risk – In providing a comprehensive array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

9. Revenue from Contracts with Customers

There was no significant impact as a result of applying the new revenue recognition standard, as codified within ASC Topic 606, to the Company's consolidated statement of financial condition at December 31, 2018. See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Company's revenue from contracts with customers.

Contract Balances – The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenue from contracts with customers of $8,750 and $6,513 at December 31, 2018 and January 1, 2018, respectively. The Company had no impairments related to these receivables during the year ended December 31, 2018.

The Company did not have any deferred revenue at December 31, 2018 and January 1, 2018.

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

10. Subsequent Events

The Company has evaluated subsequent events through the date the Company's consolidated statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the Company's consolidated statement of financial condition or disclosures in the notes to consolidated statement of financial condition.